Exhibit 23.4

Grant Thornton LLP

We have issued our report dated January 31, 2025 with respect to the consolidated financial statements of Eqlipse Technologies Financing Holdings, LLC included in this Registration Statement on Form S-4 of AeroVironment, Inc. We consent to the inclusion of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Arlington, Virginia

January 31, 2025